SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated June 5, 2002 announcing the acquisition of 10.1% of National Foods.

PRESS RELEASE

DANONE

June 5th, 2002

GROUPE DANONE ACQUIRES 10.1% OF NATIONAL FOODS

Groupe DANONE announced today that it has acquired 10.1% of the outstanding share capital of National Foods. The acquisition was made through its Singapore-based Asia-Pacific holding company, Danone Asia Pte Ltd.

DANONE has acquired a shareholding in National Foods to broaden its strategic options in the Australasian dairy industry.

With Euros 580 million in sales for year 2001, National Foods is Australia's largest publicly listed dairy company. National Foods' core activities are fresh dairy foods and milk, where it has leading brands and market shares in its domestic market.

Groupe DANONE is a multinational food and beverages company, headquartered in Paris, France, and listed on the Paris, London, Brussels, Amsterdam, Swiss and New York Stock Exchanges. With sales of Euros 14.5 billion in 2001, Groupe DANONE is a global leader in each of its core businesses – fresh dairy products, water and biscuits, with internationally recognised brands such as Danone, Evian, Volvic and Lu.

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

GROUPE DANONE

By: ____________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer

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